SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16 of
 the Securities Exchange Act of 1934

Date of Announcement: 10 May 2018

BT Group plc

(Translation of registrant's name into English)

BT Group plc
 81 Newgate Street
 London
EC1A 7AJ
 England

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F..X...             Form 40-F

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes              No ..X..

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- ________

BT Group plc
Results for the fourth quarter to 31 March 2018
10 May 2018
BT Group plc (BT.L) today announced its results for the fourth quarter and year to 31 March 2018.

Gavin Patterson, Chief Executive, commenting on the results, said
"BT delivered a solid set of financial results in the fourth quarter, with growth in our consumer divisions offset by declines in our enterprise businesses, due to both challenging market conditions and our decision to exit lower margin business.
"We continue to invest for growth, having now passed 1.5m premises with our ultrafast network and securing 40MHz of 3.4GHz spectrum suitable for 5G mobile services.  We are improving our customer experience across the Group, with our key metrics of Group NPS1 and Right First Time2 both strongly up.
"Our integration and restructuring activities remain on track. The integration of EE into BT is delivering run rate cost synergies of £290m. Our restructuring programme has removed over 2,800 roles and delivered savings of £180m during the year.
 "I am pleased that we have reached agreement with the Trustee on the pension valuation and recovery plan, which is affordable within our capital allocation framework, and draws a line under a key source of uncertainty for our stakeholders.
"We have announced today an update to our strategy to accelerate leadership in converged connectivity and services.  Our strategy will drive sustainable growth in value by focusing on delivering differentiated customer experiences, investing in integrated network leadership, and transforming our operating model."

Key developments for the quarter:
●  Strategy announced today to drive sustainable long term growth in value by leading in converged connectivity, including removal of 13,000 roles at a total cost of £800m - see separate press release

●  Continued improvement in customer experience metrics; Group NPS1 up 8.3 points and Right First Time2 up 4.3%

●  Clarity on the pricing of key products provided in Ofcom's final statement on Wholesale Local Access regulation
●  40MHz of 3.4GHz spectrum secured; positions us well for launch of 5G and strengthens network leadership
●  Consumer businesses brought together from 1 April 2018 and Enterprise businesses from 1 October 2018

●  Triennial pension deficit agreed at £11.3bn, 13 year recovery plan including payments of £2.1bn over the three years to 31 March 2020 in line with prior recovery plan and a further £2.0bn contribution, due to be funded by the issuance of bonds which will be held by the BTPS; BTPS closed to future defined benefit accruals from 30 June 2018 reducing future exposure to pensions risk - see separate press release
●  Outlook for 2018/19: underlying3 revenue down c.2%, adjusted4 EBITDA £7.3bn - £7.4bn, capital expenditure5 c.£3.7bn and normalised free cash flow4 of £2.3bn - £2.5bn
●  Proposed final dividend of 10.55p, giving a full year dividend of 15.4p, unchanged from 2016/17
Financial:
●  Reported revenue down 1% for the year and 3% for the quarter. Underlying4 revenue down 1% for the year and 1.4% for the quarter
●  Adjusted4 EBITDA of £7,505m for the year, down 2%, and £2,083m for the quarter up 1%
●  Reported profit before tax up 11% for the year and up 98% for the quarter mainly due to specific items in the prior year. Adjusted4 profit before tax down 2% for the year but up 1% for the quarter
●  Reported basic earnings per share 20.5p for the year. Adjusted4 earnings per share 27.9p for the year
●  Net cash inflow from operating activities £4,927m for the year, and £746m for the quarter and normalised free cash flow4 £2,973m for the year, and £1,026m for the quarter
●  2017/18 underlying4 revenue down 1.0% and lower than our outlook for the full year. Adjusted4 EBITDA within our outlook range, normalised free cash flow4 exceeded our outlook

	Fourth quarter to 31 March 2018			Year to 31 March 2018
	£m		Change6	£m		Change6
Reported measures
Revenue	5,967		(3)%	23,723		(1)%
Profit before tax	872		98%	2,616		11%
Basic earnings per share	7.3	p	92%	20.5	p	7%
Net cash inflow from operating activities	746		£(845)m	4,927		£(1,247)m

Adjusted measures
Change in underlying4 revenue excluding transit			(1.4)%			(1.0)%
Adjusted4 EBITDA	2,083		1%	7,505		(2)%
Adjusted4 profit before tax	1,046		1%	3,444		(2)%
Adjusted4 basic earnings per share	8.8	p	5%	27.9	p	(3)%
Normalised free cash flow4	1,026		£192m	2,973		£191m
Net debt4				9,627		£695m

Operational:
●  Gfast premises of 1m and FTTP premises of 560,000 passed in Q4; over 1.5m premises able to connect to ultrafast service
●  Openreach fibre connections at 555,000 in Q4 with superfast fibre broadband passing nearly 27.6m UK premises
●  4G coverage reaches 90% of the country as we deploy in hard to reach areas
●  Mobile postpaid net additions of 95,000, with low churn of 1.2%; monthly mobile postpaid ARPU down 1% to £26.0
●  BT Sport rights packages secured; includes Premier League matches for a further three years from 2019/20
●  Average BT Sport viewing increased 19% year on year; second best quarterly performance since launch
●  BT Consumer revenue generating units per customer increased 3% to 2.03, with ARPU up 5% to £41.7
●  Order intake, on a rolling 12-month basis, up 1% to £3,391m for Business and Public Sector, down 28% to £1,419m for Wholesale and Ventures and down 17% to £3,845m for Global Services, reflecting market conditions and our strategy to exit lower margin business
●  Integration run rate cost synergies now at £290m; restructuring initiatives delivered in year savings of £180m

Performance against 2017/18 outlook:

2017/18 outlook		2017/18 performance
Change in underlying4 revenue excluding transit	Broadly flat	(1.0%)
Adjusted4 EBITDA	£7.5bn - £7.6bn	£7.5bn
Normalised free cash flow4	£2.7bn - £2.9bn	£3.0bn

Our outlook for 2018/19 is as follows:

2018/19 outlook
Change in underlying3 revenue (IAS18 basis)	Down c.2%
Adjusted4 EBITDA (IAS18 basis)	£7.3bn - £7.4bn
Capital expenditure5	c.£3.7bn
Normalised free cash flow4	£2.3bn - £2.5bn

Glossary of alternative performance measures

Adjusted	Before specific items

Free cash flow	Cash generated from operations (after capital expenditure) excluding pension deficit payments and after interest, tax and non-current asset investments

Net debt
Loans and other borrowings (both current and non-current), less current asset investments and cash and cash equivalents. Currency denominated balances within net debt are translated to Sterling at swapped rates where hedged

Normalised free cash flow	Free cash flow before specific items and the cash tax benefit of pension deficit payments

Specific items	Items that in management's judgement need to be disclosed separately by virtue of their size, nature or incidence. Further information is provided in note 1 on page 45

Underlying	Excludes specific items, foreign exchange movements and the effect of acquisitions and disposals. Further information is provided in note 2 on page 45

Reconciliations to the most directly comparable IFRS measures are in Additional Information on pages 45 to 48.  Our commentary focuses on the trading results on an adjusted basis. Unless otherwise stated in the commentary, revenue, operating costs, earnings before interest, tax, depreciation and amortisation (EBITDA), operating profit, profit before tax, net finance expense, earnings per share (EPS) and normalised free cash flow are measured before specific items.  Further information is provided in note 1 on page 45.

  1 Group NPS measures Net Promoter Score in our retail businesses and Net Satisfaction in our wholesale businesses
  2 Measured against Group-wide 'Right First Time' (RFT) index
   3 Including transit, but excluding specific items, foreign exchange movements and the effect of acquisitions and disposals
   4 See Glossary above
   5 Excluding BDUK clawback
  6 Measured against the comparative period in the prior year

  Group results for the fourth quarter and year to 31 March 2018
	Fourth quarter to 31 March					Year to 31 March
	2018		2017		Change	2018		2017		Change
	£m		£m		%	£m		£m		%
Revenue
- reported	5,967		6,122		(3)	23,723		24,062		(1)
- adjusted1	5,967		6,128		(3)	23,746		24,082		(1)
- change in underlying1 revenue excluding transit					(1.4)					(1.0)
EBITDA
- reported	1,964		1,591		23	6,895		6,739		2
- adjusted1	2,083		2,069		1	7,505		7,645		(2)
Operating profit
- reported	1,075		638		68	3,381		3,167		7
- adjusted1	1,194		1,178		1	3,991		4,135		(3)
Profit before tax
- reported	872		440		98	2,616		2,354		11
- adjusted1	1,046		1,031		1	3,444		3,532		(2)
Basic earnings per share
- reported	7.3	p	3.8	p	92	20.5	p	19.2	p	7
- adjusted1	8.8	p	8.4	p	5	27.9	p	28.9	p	(3)
Capital expenditure	951		1,022		(7)	3,522		3,454		2
Normalised free cash flow1	1,026		834		23	2,973		2,782		7
Net debt1						9,627		8,932		£695m

Customer-facing unit results

	Adjusted1 revenue			Adjusted1 EBITDA			Normalised free cash flow1
Fourth quarter to	2018	2017	Change	2018	2017	Change	2018	2017	Change
31 March	£m	£m	%	£m	£m	%	£m	£m	%
BT Consumer	1,289	1,246	3	295	261	13	243	159	53
EE	1,320	1,259	5	433	316	37	236	107	121
Business and Public Sector	1,157	1,222	(5)	362	391	(7)	340	433	(21)
Global Services	1,241	1,422	(13)	137	204	(33)	220	95	132
Wholesale and Ventures	506	541	(6)	204	220	(7)	151	147	3
Openreach	1,289	1,289	-	641	695	(8)	229	296	(23)
Other	-	4	n/m	11	(18)	n/m	(393)	(403)	2
Intra-group items	(835)	(855)	2	-	-	-	-	-	-
Total	5,967	6,128	(3)	2,083	2,069	1	1,026	834	23

Year to	2018	2017	Change	2018	2017	Change	2018	2017	Change
31 March	£m	£m	%	£m	£m	%	£m	£m	%
BT Consumer	5,066	4,934	3	1,023	1,012	1	635	709	(10)
EE	5,294	5,090	4	1,353	1,156	17	754	570	32
Business and Public Sector	4,563	4,758	(4)	1,418	1,528	(7)	1,136	1,293	(12)
Global Services	5,013	5,479	(9)	434	495	(12)	118	(245)	n/m
Wholesale and Ventures	2,009	2,109	(5)	754	834	(10)	509	587	(13)
Openreach	5,123	5,098	-	2,520	2,633	(4)	1,048	1,349	(22)
Other	8	10	n/m	3	(13)	n/m	(1,227)	(1,481)	(17)
Intra-group items	(3,330)	(3,396)	(2)	-	-	-	-	-	-
Total	23,746	24,082	(1)	7,505	7,645	(2)	2,973	2,782	7
n/m = not meaningful
1 See Glossary on page 2

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Signatures

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

BT Group plc
(Registrant)

By: /s/ Dan Fitz, Company Secretary
--------------------

Dan Fitz, Company Secretary.

Date 10 May 2018